

July 20, 2015

Via E-mail
Steven Montross
President and Chief Executive Officer
CPI Holdings I, Inc.
10368 West Centennial Road
Littleton, CO 80127

  Re: CPI Holdings I, Inc.
    Amendment No. 2 to Draft Registration Statement on Form S-1
    Submitted July 8, 2015
    CIK No. 0001641614

Dear Mr. Montross:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

EMV Conversion in the United States, page 2

1. Please disclose the relative costs of or margins associated with magnetic strip, EMV, and Dual-Interface EMV cards as compared to its sales price when discussing the average selling prices per card.

Principal and Selling Stockholders, page 121

2. We note your response to comment 20. Please revise the table to include all shares beneficially owned by Messrs. Seaman, Peters, and Rowntree pursuant to Item 403(b) of Regulation S-K. In this regard, we note that the first sentence in footnote 2 to the table

indicates that shares that are beneficially owned by them continue to be excluded from the table. Please refer to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Consolidated Financial Statements of CPI Holdings I, Inc. as of December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012, page F-1

Consolidated Statement of Stockholders' Deficit, page F-5

3.   It appears that the starting stockholders' deficit balances for the 2013 fiscal year have changed and those changes appear unrelated to the correction of an error described in Note 2 on page F-8. Please tell us the reasons for the changes to the stockholders' equity balances.

Note 12. Series A Preferred Stock, page F-23

4.   In the last sentence of the second paragraph on page F-24, you disclose that you redeemed a total of $45 million of your Series A Preferred Stock during the year ended December 31, 2013. Based on the tabular disclosure above the paragraph, it appears that the redemption occurred in 2012. Please revise.

Unaudited Condensed Consolidated Financial Statements of CPI Holdings I, Inc. as of March 31, 2015, page F-35

Note 3. Discontinued Operation and Disposition, page F-41

5.   You disclose that you recognized a loss on the sale of discontinued operations of $623,000 in the statement of operations for the three months ended March 31, 2015 in the first paragraph on page F-42. However, the condensed consolidated statements of operations on page F-36 shows $887,000 of gain on sale of a discontinued operation. Please reconcile the difference and revise throughout the filing as necessary.

You may contact Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director

cc: Arlene K. Lim, Esq.